Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Edyza, Inc.
5251 California Ave Ste 210
Irvine, CA 92620
https://www.edyza.com/

Up to $1,069,999.65 in Common Stock at $1.41
Minimum Target Amount: $9,999.72

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Edyza, Inc.
Address: 5251 California Ave Ste 210, Irvine, CA 92620
State of Incorporation: DE
Date Incorporated: October 08, 2015

Terms:

Equity

Offering Minimum: $9,999.72 | 7,092 shares of Common Stock
Offering Maximum: $1,069,999.65 | 758,865 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.41
Minimum Investment Amount (per investor): $249.57

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Bird Bonus

Invest within the first 14 days and receive an additional 15% bonus shares.

Super Early Bird Bonus

Invest within the next 7 days and receive an additional 10% bonus shares.

Early Bird Bonus

Invest within the next 3 days and receive an additional 5% bonus shares.

Amount-Based:

$5,000+

5% Bonus Shares

$10,000+

10% Bonus Shares

$20,000+

Receive 20% bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Edyza will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.41 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $141. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Edyza, Inc. is a Delaware corporation and is a hardware and software technology company that provides an entirely new way to analyze our physical world by enabling real-time digital representations of any environment or structure using our new wireless and internet of things (IoT) technology in industrial, commercial, and government sectors. Edyza's high density internet of things (HD-IoT) wireless communication software uses a proprietary channel method to enable thousands of sensors and actuators to communicate in close proximity with extraordinary power efficiency and minimal interference. Combined with its fog, edge and cloud computing software platform, Edyza offers unprecedented levels of data with the scale, precision, and resolution needed for machine learning, predictive analytics, and automation. Edyza is based in Irvine, California and has 30 years of combined experience in wireless, big data, and software-as-a-service.

Through its research and development, Edyza has a path to filing at least 5 patents over the course of the next 12 months. These patents will all be based on the applications of Edyza's proprietary high density IoT solution, and will include patents ranging from microclimate analysis for greenhouses to pinpointing defects in structures.

The CEO of Edyza (Atul Patel) is also CEO of another company he Co-Founded (Orbee, Inc.) and currently splits time between the two roles. Atul leads all business aspects of the operations at Edyza and provides high-level guidance on product strategy at Orbee while building out Orbee's senior leadership. Atul is not currently paid a salary for his work at Edyza and is paid a salary for his work at Orbee.

A plan for Atul to transition fully to a full-time role at Edyza has been reviewed and accepted by the management teams at both Edyza and Orbee. The plan is as follows:

Currently, Edyza does not pay salaries to either C-level executives (Atul and Rana Basheer) to conserve cash balances. Prior to the compensation changes undertaken in light of the pandemic, Patel and Basheer both received $120,000 per year. With the StartEngine fundraise effort, Atul can again receive cash compensation from Edyza to concentrate his efforts on the company. This would occur when the company reaches $1,000,000 in investment from StartEngine and those funds are dispersed to the company.

Orbee has recently hired a Chief Revenue Officer who is a seasoned executive from within the industry that Orbee operates, automotive dealerships. This executive is well suited and has been positioned as the successor when Atul focuses his efforts on Edyza. The transition will be a 6-month process. This would include the transition of key duties to the now CRO and the hiring of additional management staff. When the transition is complete, Atul will remain on the Board of Directors at Orbee.

The Company changed its name from "Edyza Sensors, Inc." to "Edyza, Inc." on May 8, 2017.

Competitors and Industry

Edyza operates in the Internet of Things market specifically targeting verticals that require a deep level of spatial data such as environmental and structural monitoring. While Edyza has no known direct competitors of its High Density Internet of Things (HD-IoT) solution, there are indirect competitors in each vertical. As an example,

Samsara operates within the fleet management and shipping/logistics market and has been funded $530M with a valuation reported by WSJ at $6B; Rigado offers a generic IoT hardware and software provider across multiple verticals; 30MHz offers environmental sensing but only for greenhouses. No direct or indirect competitor provides the level of scale of our sensor deployments given Edyza's proprietary wireless protocol.

Current Stage and Roadmap

Current Stage: We have developed a strong working prototype with initial paying customers. Our proprietary firmware on our sensor modules, gateway edge computing software, and cloud data pipeline and dashboard are all stablized. While our plastics are off-the-shelf, we have proven that in the industrial environment, the look and feel of the hardware is less important, but we must improve this area.

Roadmap: Our goal with this funding is to solidfy our plastic enclosure design to support two key models -- indoors for environments such as hospitals, offices, and hotels, and outdoors for structures such as buildings, bridges, and factories. Our goal is to reach $50K MRR by the end of 2Q2022 and $100K MRR by the end of 2022.

The Team

Officers and Directors

Name: Atul Patel

Atul Patel's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer & Co-Founder
  Dates of Service: October 08, 2015 - Present
  Responsibilities: Sales, Operations, and Marketing. Current salary is $0. Hours: 30-40/week. Atul currently splits his time between Edyza and Orbee. Please see company overview section for additional detail.

Other business experience in the past three years:

- **Employer:** Orbee, Inc.
  Title: Co-Founder and CEO
  Dates of Service: March 01, 2021 - Present
  Responsibilities: Providing product and strategy support. Hours: 15-20/week

Other business experience in the past three years:

- **Employer:** Brand Networks
  Title: Board Member Hours: 4/month

Dates of Service: May 25, 2015 - Present
Responsibilities: Provide board oversight.

Other business experience in the past three years:

- **Employer:** Pablito, Inc.
  Title: COO and Co-Founder
  Dates of Service: January 01, 2018 - March 01, 2021
  Responsibilities: Product development

Other business experience in the past three years:

- **Employer:** Autosled
  Title: Interim CTO
  Dates of Service: January 01, 2020 - September 30, 2021
  Responsibilities: Technology team oversight as consultant

Name: Mohammed Rana Basheer

Mohammed Rana Basheer's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Technology Officer & Co-Founder
  Dates of Service: October 08, 2015 - Present
  Responsibilities: Intellectual property development and leadership over hardware and software development. Current salary is $0. Hours: 30-40/week

Other business experience in the past three years:

- **Employer:** University of California Irvine - Division of Continuing Education
  Title: Instructor
  Dates of Service: April 01, 2021 - Present
  Responsibilities: Instructor of classes related to motor control theory.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Shares in the amount of up to $1,070,000 in this

offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in “Use of Proceeds.”

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best

estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our high density sensor hardware and software solution. Delays or cost overruns in the development of our high density sensor hardware and software solution and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Minority Holder; Securities with No Voting Rights
The Common Shares that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may

not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs that could be used as a more rudimentary version of our platform even though it may not provide the same depth of data insights. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Edyza was formed on October 8, 2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Edyza has incurred a net loss and has had limited revenues generated since inception. There is no assurance

that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that high density sensor hardware and software solution is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns 4 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we

believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Edyza or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Edyza could harm our reputation and

materially negatively impact our financial condition and business.

The Chief Executive Officer currently splits time between working for Edyza and another company

The CEO of Edyza, Inc. (Atul Patel) currently splits his time between managing Edyza, Inc. and Orbee, Inc. Although there is a plan in place for Atul to transition to a full-time role at Edyza, there remains some level of risk in investing in a Company whose day-to-day operations are managed by an individual who is not devoting 100% of their time to the Company. Orbee has selected a successor for Atul's role and the company is implementing a 6-month transition plan. At the end of the 6-month plan Atul will no longer be involved in the day-to-day decision-making at Orbee and will remain on their Board of Directors.

The Company may not raise enough funds to fully employ their CEO

The CEO of Edyza, Inc. (Atul Patel) does not currently receive a salary for his work at Edyza. He currently receives a salary of $120,000 a year for his work at Orbee, Inc. Although Atul has substantial equity investments in Edyza, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary. If Edyza raises $1,000,000 on StartEngine and those funds are dispersed to the company, Atul will begin to receive a salary of $120,000 per year for his work. However, if the company does receive $1,000,000 from their raise on StartEngine there is no guarantee that he will be paid a salary for his work at Edyza.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Atul Patel	2,400,000	Common Stock	26.628
Mohammed Rana Basheer	4,400,000	Common Stock	48.817
urban-gro, Inc.	1,930,218	Common Stock	21.415

The Company's Securities

The Company has authorized Common Stock, Convertible Note (Arun Patel Investment 1), Convertible Note (Arun Patel Investment 2), Convertible Note (Arun Patel Investment 3), Convertible Note (Arun Patel Investment 4), Convertible Note (Arun Patel Investment 5), Convertible Note (Arun Patel Investment 6), and Alchemist Accelerator Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 758,865 of Common Stock.

Common Stock

The amount of security authorized is 15,000,000 with a total of 9,898,554 outstanding.

Voting Rights

One vote per share. (See Voting Rights of Securities Sold in this Offering below for additional information)

Material Rights

The amount of securities outstanding includes 885,371 shares reserved for issuance under the company's 2017 Equity Stock Plan.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest.

Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Dividend Rights

Subject to limitations contained in the DGCL and the Certificate of Incorporation, the Board of Directors may declare and pay dividends upon the shares of capital stock of the Corporation, which dividends may be paid either in cash, securities of the Corporation or other property.

Convertible Note (Arun Patel Investment 1)

The security will convert into Preferred and the terms of the Convertible Note (Arun Patel Investment 1) are outlined below:

Amount outstanding: $120,000.00
Maturity Date: October 25, 2018
Interest Rate: 4.0%
Discount Rate: 85.0%
Valuation Cap: $6,000,000.00
Conversion Trigger: Qualified Financing of at least $1M

Material Rights

No Qualified Financing

In the event that neither a Qualified Financing nor payment in full of this Note has occurred on or before the Maturity Date, the principal and accrued but unpaid interest under the Note shall, at the option of at least a majority of the aggregate unpaid principal amount of the Notes (the "Majority Holders") , automatically convert into either (i) shares of the Company's Common Stock at a price per share not less than the Company's fair market value as determined by a third party reasonably selected by the Company's Board of Directors, or (ii) shares of newly authorized Series AA Preferred Stock of the Company at a price obtained by dividing the Target Valuation by the Company's fully-diluted capitalization (excluding the conversion of convertible notes and including an unallocated option pool reserve equal to 15% of the Company's post financing fully diluted capitalization) immediately prior to such conversion ("Optional Conversion"). The terms of the Series AA Preferred Stock shall be as set forth in Exhibit A hereto.

Change of Control

In the event of a Change of Control prior to the Qualified Financing, Optional Conversion or payment in full of the Note, in connection with such Change of Control, at the option of the Majority Holders, either (i) the Holder shall receive a payment equal to the accrued but unpaid interest on the Note plus 1.5x the principal of the Note or (ii) the Note shall convert into shares of Common Stock of the Company at a price obtained by dividing the Target Valuation by the Company's fully-diluted outstanding capitalization (excluding the shares issuable upon conversion of the Note) immediately prior to the Change of Control.

Liquidation preference

In the event of a liquidation, dissolution or winding up of the Company, the Series AA Preferred Stock (the "Preferred") will have the right to receive the original purchase price prior to any distribution to the common stock. The remaining assets will be distributed pro rata to the holders of common stock. A sale of all or substantially all of the Company's assets or a merger or consolidation of the Company with any other company will be treated as a liquidation of the Company.

Convertible Note (Arun Patel Investment 2)

The security will convert into Preferred and the terms of the Convertible Note (Arun Patel Investment 2) are outlined below:

Amount outstanding: $30,000.00
Maturity Date: November 07, 2019
Interest Rate: 4.0%
Discount Rate: 85.0%
Valuation Cap: $6,000,000.00
Conversion Trigger: Qualified Financing of at least $1M

Material Rights

No Qualified Financing

In the event that neither a Qualified Financing nor payment in full of this Note has occurred on or before the Maturity Date, the principal and accrued but unpaid interest under the Note shall, at the option of at least a majority of the aggregate unpaid principal amount of the Notes (the "Majority Holders") , automatically convert into either (i) shares of the Company's Common Stock at a price per share not less than the Company's fair market value as determined by a third party reasonably selected by the Company's Board of Directors, or (ii) shares of newly authorized Series AA Preferred Stock of the Company at a price obtained by dividing the Target Valuation by the Company's fully-diluted capitalization (excluding the conversion of convertible notes and including an unallocated option pool reserve equal to 15% of the Company's post financing fully diluted capitalization) immediately prior to such conversion ("Optional Conversion"). The terms of the Series AA Preferred Stock shall be as set forth in Exhibit A hereto.

Change of Control

In the event of a Change of Control prior to the Qualified Financing, Optional Conversion or payment in full of the Note, in connection with such Change of Control, at the option of the Majority Holders, either (i) the Holder shall receive a payment equal to the accrued but unpaid interest on the Note plus 1.5x the principal of the Note or (ii) the Note shall convert into shares of Common Stock of the Company at a price obtained by dividing the Target Valuation by the Company's fully-diluted outstanding capitalization (excluding the shares issuable upon conversion of the Note) immediately prior to the Change of Control.

Liquidation preference

In the event of a liquidation, dissolution or winding up of the Company, the Series AA Preferred Stock (the "Preferred") will have the right to receive the original purchase price prior to any distribution to the common stock. The remaining assets will be distributed pro rata to the holders of common stock. A sale of all or substantially all of the Company's assets or a merger or consolidation of the Company with any other company will be treated as a liquidation of the Company.

Convertible Note (Arun Patel Investment 3)

The security will convert into Preferred and the terms of the Convertible Note (Arun Patel Investment 3) are outlined below:

Amount outstanding: $30,000.00
Maturity Date: March 17, 2019
Interest Rate: 10.0%
Discount Rate: 85.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: Qualified Financing of at least $1M

Material Rights

No Qualified Financing

In the event that neither a Qualified Financing nor payment in full of this Note has occurred on or before the Maturity Date, the principal and accrued but unpaid interest under the Note shall, at the option of at least a majority of the aggregate unpaid principal amount of the Notes (the "Majority Holders") , automatically convert into either (i) shares of the Company's Common Stock at a price per share not less than the Company's fair market value as determined by a third party reasonably selected by the Company's Board of Directors, or (ii) shares of newly authorized Series AA Preferred Stock of the Company at a price obtained by dividing the Target Valuation by the Company's fully-diluted capitalization (excluding the conversion of convertible notes and including an unallocated option pool reserve equal to 15% of the Company's post financing fully diluted capitalization) immediately prior to such conversion ("Optional Conversion"). The terms of the Series AA Preferred Stock shall be as set forth in

Exhibit A hereto.

Change of Control

In the event of a Change of Control prior to the Qualified Financing, Optional Conversion or payment in full of the Note, in connection with such Change of Control, at the option of the Majority Holders, either (i) the Holder shall receive a payment equal to the accrued but unpaid interest on the Note plus 1.5x the principal of the Note or (ii) the Note shall convert into shares of Common Stock of the Company at a price obtained by dividing the Target Valuation by the Company's fully-diluted outstanding capitalization (excluding the shares issuable upon conversion of the Note) immediately prior to the Change of Control.

Liquidation preference

In the event of a liquidation, dissolution or winding up of the Company, the Series AA Preferred Stock (the "Preferred") will have the right to receive the original purchase price prior to any distribution to the common stock. The remaining assets will be distributed pro rata to the holders of common stock. A sale of all or substantially all of the Company's assets or a merger or consolidation of the Company with any other company will be treated as a liquidation of the Company.

Convertible Note (Arun Patel Investment 4)

The security will convert into Preferred and the terms of the Convertible Note (Arun Patel Investment 4) are outlined below:

Amount outstanding: $120,000.00
Maturity Date: September 16, 2019
Interest Rate: 10.0%
Discount Rate: 85.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: Qualified Financing of at least $1M

Material Rights

No Qualified Financing

In the event that neither a Qualified Financing nor payment in full of this Note has occurred on or before the Maturity Date, the principal and accrued but unpaid interest under the Note shall, at the option of at least a majority of the aggregate unpaid principal amount of the Notes (the "Majority Holders") , automatically convert into either (i) shares of the Company's Common Stock at a price per share not less than the Company's fair market value as determined by a third party reasonably selected by the Company's Board of Directors, or (ii) shares of newly authorized Series AA Preferred Stock of the Company at a price obtained by dividing the Target Valuation by the Company's fully-diluted capitalization (excluding the conversion of convertible notes and including an unallocated option pool reserve equal to 15% of the Company's post financing fully diluted capitalization) immediately prior to such conversion ("Optional

Conversion"). The terms of the Series AA Preferred Stock shall be as set forth in Exhibit A hereto.

Change of Control

In the event of a Change of Control prior to the Qualified Financing, Optional Conversion or payment in full of the Note, in connection with such Change of Control, at the option of the Majority Holders, either (i) the Holder shall receive a payment equal to the accrued but unpaid interest on the Note plus 1.5x the principal of the Note or (ii) the Note shall convert into shares of Common Stock of the Company at a price obtained by dividing the Target Valuation by the Company's fully-diluted outstanding capitalization (excluding the shares issuable upon conversion of the Note) immediately prior to the Change of Control.

Liquidation preference

In the event of a liquidation, dissolution or winding up of the Company, the Series AA Preferred Stock (the "Preferred") will have the right to receive the original purchase price prior to any distribution to the common stock. The remaining assets will be distributed pro rata to the holders of common stock. A sale of all or substantially all of the Company's assets or a merger or consolidation of the Company with any other company will be treated as a liquidation of the Company.

Convertible Note (Arun Patel Investment 5)

The security will convert into Preferred and the terms of the Convertible Note (Arun Patel Investment 5) are outlined below:

Amount outstanding: $30,000.00
Maturity Date: January 04, 2021
Interest Rate: 10.0%
Discount Rate: 85.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: Qualified Financing of at least $1M

Material Rights

No Qualified Financing

In the event that neither a Qualified Financing nor payment in full of this Note has occurred on or before the Maturity Date, the principal and accrued but unpaid interest under the Note shall, at the option of at least a majority of the aggregate unpaid principal amount of the Notes (the "Majority Holders") , automatically convert into either (i) shares of the Company's Common Stock at a price per share not less than the Company's fair market value as determined by a third party reasonably selected by the Company's Board of Directors, or (ii) shares of newly authorized Series AA Preferred Stock of the Company at a price obtained by dividing the Target Valuation by the Company's fully-diluted capitalization (excluding the conversion of convertible notes and including an unallocated option pool reserve equal to 15% of the Company's post financing fully diluted capitalization) immediately prior to such conversion ("Optional Conversion"). The terms of the Series AA Preferred Stock shall be as set forth in Exhibit A hereto.

Change of Control

In the event of a Change of Control prior to the Qualified Financing, Optional Conversion or payment in full of the Note, in connection with such Change of Control, at the option of the Majority Holders, either (i) the Holder shall receive a payment equal to the accrued but unpaid interest on the Note plus 1.5x the principal of the Note or (ii) the Note shall convert into shares of Common Stock of the Company at a price obtained by dividing the Target Valuation by the Company's fully-diluted outstanding capitalization (excluding the shares issuable upon conversion of the Note) immediately prior to the Change of Control.

Liquidation preference

In the event of a liquidation, dissolution or winding up of the Company, the Series AA Preferred Stock (the "Preferred") will have the right to receive the original purchase price prior to any distribution to the common stock. The remaining assets will be distributed pro rata to the holders of common stock. A sale of all or substantially all of the Company's assets or a merger or consolidation of the Company with any other company will be treated as a liquidation of the Company.

Convertible Note (Arun Patel Investment 6)

The security will convert into Preferred and the terms of the Convertible Note (Arun Patel Investment 6) are outlined below:

Amount outstanding: $30,000.00
Maturity Date: January 04, 2021
Interest Rate: 10.0%
Discount Rate: 85.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: Qualified Financing of at least $1M

Material Rights

No Qualified Financing

In the event that neither a Qualified Financing nor payment in full of this Note has occurred on or before the Maturity Date, the principal and accrued but unpaid interest under the Note shall, at the option of at least a majority of the aggregate unpaid principal amount of the Notes (the "Majority Holders") , automatically convert into either (i) shares of the Company's Common Stock at a price per share not less than the Company's fair market value as determined by a third party reasonably selected by the Company's Board of Directors, or (ii) shares of newly authorized Series AA Preferred Stock of the Company at a price obtained by dividing the Target Valuation by the Company's fully-diluted capitalization (excluding the conversion of convertible notes and including an unallocated option pool reserve equal to 15% of the Company's post financing fully diluted capitalization) immediately prior to such conversion ("Optional Conversion"). The terms of the Series AA Preferred Stock shall be as set forth in Exhibit A hereto.

Change of Control

In the event of a Change of Control prior to the Qualified Financing, Optional Conversion or payment in full of the Note, in connection with such Change of Control, at the option of the Majority Holders, either (i) the Holder shall receive a payment equal to the accrued but unpaid interest on the Note plus 1.5x the principal of the Note or (ii) the Note shall convert into shares of Common Stock of the Company at a price obtained by dividing the Target Valuation by the Company's fully-diluted outstanding capitalization (excluding the shares issuable upon conversion of the Note) immediately prior to the Change of Control.

Liquidation preference

In the event of a liquidation, dissolution or winding up of the Company, the Series AA Preferred Stock (the "Preferred") will have the right to receive the original purchase price prior to any distribution to the common stock. The remaining assets will be distributed pro rata to the holders of common stock. A sale of all or substantially all of the Company's assets or a merger or consolidation of the Company with any other company will be treated as a liquidation of the Company.

Alchemist Accelerator Convertible Note

The security will convert into Preferred and the terms of the Alchemist Accelerator Convertible Note are outlined below:

Amount outstanding: $60,000.00
Maturity Date: January 27, 2018
Interest Rate: 4.0%
Discount Rate: 85.0%
Valuation Cap: $6,000,000.00
Conversion Trigger: Qualified Financing of at least $1M

Material Rights

No Qualified Financing

In the event that neither a Qualified Financing nor payment in full of this Note has occurred on or before the Maturity Date, the principal and accrued but unpaid interest under the Note shall, at the option of at least a majority of the aggregate unpaid principal amount of the Notes (the "Majority Holders") , automatically convert into either (i) shares of the Company's Common Stock at a price per share not less than the Company's fair market value as determined by a third party reasonably selected by the Company's Board of Directors, or (ii) shares of newly authorized Series AA Preferred Stock of the Company at a price obtained by dividing the Target Valuation by the

Company's fully-diluted capitalization (excluding the conversion of convertible notes and including an unallocated option pool reserve equal to 15% of the Company's post financing fully diluted capitalization) immediately prior to such conversion ("Optional Conversion"). The terms of the Series AA Preferred Stock shall be as set forth in Exhibit A hereto.

Change of Control

In the event of a Change of Control prior to the Qualified Financing, Optional Conversion or payment in full of the Note, in connection with such Change of Control, at the option of the Majority Holders, either (i) the Holder shall receive a payment equal to the accrued but unpaid interest on the Note plus 1.5x the principal of the Note or (ii) the Note shall convert into shares of Common Stock of the Company at a price obtained by dividing the Target Valuation by the Company's fully-diluted outstanding capitalization (excluding the shares issuable upon conversion of the Note) immediately prior to the Change of Control.

Liquidation preference

In the event of a liquidation, dissolution or winding up of the Company, the Series AA Preferred Stock (the "Preferred") will have the right to receive the original purchase price prior to any distribution to the common stock. The remaining assets will be distributed pro rata to the holders of common stock. A sale of all or substantially all of the Company's assets or a merger or consolidation of the Company with any other company will be treated as a liquidation of the Company.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $240.00
  Number of Securities Sold: 2,400,000
  Use of proceeds: Founder's Share
  Date: October 10, 2015
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $440.00
  Number of Securities Sold: 4,400,000
  Use of proceeds: Founder's Shares
  Date: October 10, 2015
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 282,965

Use of proceeds: Launch of initial operations
Date: May 31, 2018
Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $60,000.00
  Use of proceeds: Initial operations and research & development during participation in the Alchemist Accelerator incubator
  Date: August 05, 2016
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $120,000.00
  Use of proceeds: Hiring initial staff for engineering and research and development
  Date: May 03, 2017
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $400,000.00
  Use of proceeds: Hiring additional staff, purchasing equipment and initial manufacturing products and services
  Date: August 18, 2017
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $30,000.00
  Use of proceeds: Continuing research and development and funding initial sales and marketing efforts
  Date: May 16, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $400,000.00
  Number of Securities Sold: 442,685
  Use of proceeds: Initializing production with manufacturing with third-party partners and ordering initial inventory of chips and electrical and plastic components
  Date: August 30, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $30,000.00
  Use of proceeds: Funding ongoing operations
  Date: September 18, 2018

Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $205,128.00
  Number of Securities Sold: 227,018
  Use of proceeds: Funding ongoing operations
  Date: March 30, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $120,000.00
  Use of proceeds: Funding ongoing operations
  Date: September 20, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $30,000.00
  Use of proceeds: Funding ongoing operations
  Date: January 10, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $30,000.00
  Use of proceeds: Funding ongoing operations
  Date: March 03, 2020
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

Revenue for fiscal year 2020 was $332,870, a slight decline compared to fiscal year 2019 revenue of $379,032. During the COVID-19 Pandemic, the Company had limited abilities to sell our hardware and software solution due to the closure of our target customer base which has been greenhouses and vertical farms. The Company replaced its revenue stream by providing software development services that allowed it to retain key talent while allowing its team to build skill sets around cloud services that will now be integrated into Edyza's own technology. The company has proven its ability to navigate tough times with its capabilities. As the market stabilizes post-pandemic, the Company will shift away from software development services.

Cost of sales

Cost of sales in 2020 was $44,904, a decrease of approximately $42,039. The reduction was largely due to the increase in software development services and decrease of hardware component costs.

Gross margins

2020 gross profit increased by approximately 10% to 86.5% which is attributed to the increase in software development services. This will likely dip as hardware production picks up as we sell subscriptions of our integrated hardware and software solution.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses. Expenses in 2020 totalled $680,101 which was a decrease of approximately $257,000 due to the reduction of staff and marketing, both of which were associated to the COVID-19 pandemic slowdown. The Company expects to rehire as the hardware and software service business begins to scale.

Year ended December 31, 2019 compared to year ended December 31, 2018

Revenue

Revenue for fiscal year 2019 was $379,043, an increase of approximately 47%, or $121,457, compared to 2018 revenue. The increase in revenue was attributed to the purchases of hardware products by its reseller, urban-gro, Inc., who invested in the Company. The purchases included new products the Company was developing including its Environmental Sensor, soil sensor, light sensor, and CO2 sensor. The revenue also included Field Support and Consulting Services which consisted of implementation and installation of the sensor solutions at end-customer agriculture facilities.

Cost of sales

Cost of sales in 2019 was $86,943, a decrease of approximately $61,572. The reduction was largely due to the efficiencies in manufacturing the products as well as due to the margins on Field Support and Consulting Services.

Gross margins

2019 gross profit was 77%, an increase of approximately 35% from 2018, which is attributed to the decrease in payments for assembly services and enclosures costs.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses. Expenses in 2019 totalled $$936,852 which was an increase of approximately $217,318 primarily due to the increase in staff and rent.

Historical results and cash flows:

In 2019, the Company experienced a significant increase in expenses related to staff due to increased momentum in sales to our reseller. The cash to hire and retain the staff was generated from selling equity, convertible notes, and revenue. On a going-forward basis, the Company will continue to utilize similar models for its cash requirements, including generating revenue from software development and consulting services related to its product offering and decreasing costs by utilizing third-party manufacturers who specialize in scaling hardware sales.

The historical results are not representative of our future performance expectations. Prior to this fundraising, the company has not had an infusion of capital at this level and therefore it will have more capital to put towards marketing and sales efforts with the expectation for higher traction and revenues.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The Company has $34,000 in cash and $31,427 in receivables it expects to collect.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign are critical to the Company's operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds raised from this campaign will account for 95% of the total funds available for the Company to operate.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The current burn rate is $16k/month. If we raise the minimum amount, the Company will be able to operate approximately 7 months with the expected increase of our revenues.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum amount, the Company will be able to operate approximately 24 months with the expected increase of our revenues.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company does not have any predetermined fundraising efforts outside of this crowdfunding campaign. The Company will utilize the funds from this crowdfunding campaign to increase its valuation for future fundraising as well as to show the credititblity in its cash position to obtain lines of credits for its manufacturing and component costs from its manufacturing and component sourcing partners.

Indebtedness

- **Creditor:** Arun R. Patel
  Amount Owed: $120,000.00
  Interest Rate: 4.0%
  Maturity Date: October 25, 2018

- **Creditor:** Arun R. Patel
  Amount Owed: $30,000.00
  Interest Rate: 4.0%
  Maturity Date: November 07, 2019

- **Creditor:** Arun R. Patel
  Amount Owed: $30,000.00
  Interest Rate: 10.0%
  Maturity Date: March 17, 2019

- **Creditor:** Alchemist Accelerator LLC
  Amount Owed: $60,000.00
  Interest Rate: 4.0%
  Maturity Date: August 05, 2016

- **Creditor:** Arun R. Patel
  Amount Owed: $120,000.00
  Interest Rate: 10.0%
  Maturity Date: September 16, 2019

- **Creditor:** Arun R. Patel
  Amount Owed: $60,000.00
  Interest Rate: 10.0%
  Maturity Date: January 04, 2021

- **Creditor:** Small Business Administration
  Amount Owed: $200,000.00
  Interest Rate: 3.75%
  Maturity Date: May 18, 2050
  The SBA required that the loan be collateralized by the Company's assets.

- **Creditor:** Atul Patel
  Amount Owed: $224,462.25
  Interest Rate: 0.0%
  Maturity Date: December 31, 2022

Related Party Transactions

- **Name of Entity:** Atul Patel
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Atul Patel has provided capital in the form of purchases on personal credit cards ($32,462.25) as well as direct loans ($192,000) to the Company for working capital requirements.
  Material Terms: The amount totals $224,462.25, the interest rate is 4% with deferred accrual.

- **Name of Entity:** Arun R. Patel
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Arun R. Patel has invested in the Company through 6 convertible notes since 2018. Arun R. Patel is the father of the CEO, Atul Patel.
  Material Terms: The convertible notes have varied terms based on the origination date. All of the notes have past their maturity but the note holder is awaiting equity financing for the conversion into stock. The notes total $150,000

at 4% interest and $210,000 at 10% interest.

Valuation

Pre-Money Valuation: $13,956,961.14

Valuation Details:

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed that any shares reserved for issuance under a stock plan are issued.

We have not assumed that all outstanding options, warrants, and other securities with a right to acquire shares are exercised.

This valuation was calculated internally without any formal third-party evaluation.

Validation with Paid Customers

The Company's last funding in the form of convertible note was valued at $8M. At the time, the Company did not have any direct customers and was still developing its core cloud software platform. Multiple successful pilots have converted to paid recurring subscriptions providing a path to growing the core customer base in agriculture and beginning to explore other industries without significant re-engineering.

Product Innovation

The Company has developed intellectual property that is planned to be submitted to the USPTO in multiple patents including those related to temporal spatial data processing, air mixing analysis, wireless network optimization and localization. The Company's hardware capabilities were previously in the research and development phase and have since been deployed on real customer deployments, proving the viability of the hardware technology. Furthermore, the Company's software capabilities built since its last fundraising includes AI-based anomaly detection, notification engine, 3D airflow visualization, and edge computing capabilities. These capabilities provide Edyza a market lead on high density IoT deployments.

Team

The Company's team has had success in scaling teams and businesses. The CEO, Atul Patel, has been involved in 4 5x exits including Jornaya which was acquired by Verisk in December 2020 for $100M+, OptimalSocial which was acquired in 2013 for $35M, and OneScreen which was acquired in 2013; all of which have some correlation to Edyza in that these are companies that enabled the collection and use of big data to make smarter decisions. The CTO, Rana Basheer, has been involved in Broadcom as the Principal Scientist, leading the GPS unit where he was involved in Samsung Galaxy and Apple iPhone wireless and location initiatives. He also was a key engineer at Garmin working in the marine division using wireless technologies to help map out the ocean for fisherman and shipping logistics. Together, this team has the ability to bring together two successful backgrounds into a unified hardware and software company.

Direct and Indirect Comparables

Samsara

Size: 1,744 employees

Type: Private

Stage: Series E

Valuation: $5.4 billion

https://www.bloomberg.com/news/articles/2020-05-20/allianceberstein-among-samsara-backers-at-5-4-billion-valuation

Comparison to Samsara: Samsara provides a similar hardware and software solution sold as a hardware-as-a-service and focuses on remote tracking including fleet tracking. Edyza is similar in model but concentrates on another segment of IoT that is not covered by Samsara. Samsara utilizes non-proprietary wireless protocols like BLE and Cellular, while Edyza has developed its own wireless Time Synchronized Multiple Access (TSMA) protocol.

Impinj

Size: 310 employees

Type: Public (NASDAQ: PI)

Revenue: $139 million

Valuation: $1.36 billion

https://www.google.com/finance/quote/PI:NASDAQ

Comparison to Impinj: Impinj provides RFID tags for tracking products throughout the supply chain. Edyza will be deployed in the supply chain with more active tracking such as environments within shipping and logistics of food and medicines. Edyza also can be deployed in high density but with active wireless that does not require a reader like RFID solutions.

Wiliot

Type: Private

Stage: Series B

Valuation: $400M

https://techcrunch.com/2021/07/27/wiliot-raises-200m-as-it-preps-a-saas-pivot-licensing-its-ultra-light-ambient-power-chip-technology-to-third-parties/

Comparison to Wiliot: Wiliot provides active RFID tags that can use Bluetooth and wireless scattering and energy harvesting to provide tracking that is more comparable to RFID. The company has 30 paying customers on their version 1 chip. Edyza also has a proprietary wireless capability and has started deploying with 4 paying customers on our version 1 products.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.72 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  12.5%
  We must build awareness with important organizations such as WELL, LEED, Fitwel, LBC, RESET, and participation in various industry events and online presence.

- *Research & Development*
  24.0%
  Our goal is to further refine our plastics enclosures to build consistency and support multiple environments. The R&D will go towards design for manufacturing of our enclosures for both sensors and gateways for both indoor and outdoor environments.

- *Company Employment*
  20.0%
  Our company is currently made of 85% engineers and we will need to hire addition engineers and sales and marketing personnel.

- *Working Capital*
  30.0%
  Working capital will go towards rent, insurance, and other critical services necessary to prepare to scale up our company.

- *Inventory*
  10.0%
  We will need to acquire various components either directly or through third-parties to support the scaling of our sales efforts. These components include MEMS processors and sensors, and other important components.

If we raise the over allotment amount of $1,069,999.65, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Inventory*
  15.0%
  We will need to acquire various components either directly or through third-parties to support the scaling of our sales efforts. These components include MEMS processors and sensors, and other important components.

- *Marketing*
  18.5%
  We must build awareness with important organizations such as WELL, LEED, Fitwel, LBC, RESET, and participation in various industry events and online presence.

- *Research & Development*
  15.0%
  Our goal is to further refine our plastics enclosures to build consistency and support multiple environments. The R&D will go towards design for manufacturing of our enclosures for both sensors and gateways for both indoor and outdoor environments.

- *Company Employment*
  24.0%
  Our company is currently made of 85% engineers and we will need to hire addition engineers and sales and marketing personnel.

- *Working Capital*
  24.0%
  Working capital will go towards rent, insurance, and other critical services necessary to prepare to scale up our company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.edyza.com/ (www.edyza.com/financials).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/edyza

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Edyza, Inc.

[See attached]

Edyza, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Edyza, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
October 21, 2021

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2020	2019
ASSETS		
Current Assets		
Cash and Cash Equivalents	31,219	22,814
Accounts Receivable	27,365	-
Other Receivable	787	787
Inventory	63,477	80,651
Total Current Assets	122,848	104,252
Non-current Assets		
Furniture and Equipment, net of Accumulated Depreciation	306	429
Security Deposits	5,730	5,730
Other Assets	-	-
Total Non-Current Assets	6,036	6,159
TOTAL ASSETS	128,884	110,410
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	102,441	65,788
Related Party Advances	175,834	67,982
Payroll Liabilities	86,993	94,902
Short Term Loans	-	48,126
Overpayments by Customers	-	23,000
Accrued Interest	62,764	33,884
Other Liabilities	-	4,931
Total Current Liabilities	428,032	338,614
Long-term Liabilities		
Convertible Notes	420,000	360,000
PPP Loan	130,092	-
EIDL Loan	159,900	-
Total Long-Term Liabilities	709,992	360,000
TOTAL LIABILITIES	1,138,024	698,614
EQUITY		
Common Stock	101	101
Additional Paid in Capital	1,013,347	1,013,347
Accumulated Deficit	(2,022,588)	(1,601,651)
Total Equity	(1,009,140)	(588,203)
TOTAL LIABILITIES AND EQUITY	128,884	110,410

Statement of Operations

	Year Ended December 31,	
	2020	2019
Revenue	332,870	379,032
Cost of Sales	44,904	86,943
Gross Profit	287,966	292,089
Operating Expenses		
Advertising and Marketing	952	4,385
General and Administrative	582,683	826,302
Research and Development	3,187	10,301
Rent and Lease	88,194	86,211
Depreciation	2,121	8,419
Total Operating Expenses	677,137	935,617
Operating Income (loss)	(389,170)	(643,528)
Other Income		
Interest Income	10	-
Other	69	731
Total Other Income	79	731
Other Expense		
Interest Expense	31,845	20,537
Other	-	-
Total Other Expense	31,845	20,537
Provision for Income Tax	-	-
Net Income (loss)	(420,937)	(663,335)

Statement of Cash Flows

	Year Ended December 31, 2020	2019
OPERATING ACTIVITIES		
Net Income (Loss)	(420,937)	(663,335)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	2,121	8,419
Accounts Payable	36,653	(25,362)
Payroll Liabilities	(7,909)	55,217
Inventory	17,174	13,776
Accounts Receivable	(27,365)	51,831
Other Receivable	-	44,877
Accrued Interest - Convertible Notes	28,881	19,303
Overpayment by Customers	(23,000)	23,000
Other Liabilities	(4,931)	(2,575)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	21,624	188,486
Net Cash provided by (used in) Operating Activities	(399,313)	(474,849)
INVESTING ACTIVITIES		
Equipment	(1,701)	(8,074)
Furniture	(298)	(174)
Net Cash provided by (used by) Investing Activities	(1,999)	(8,248)
FINANCING ACTIVITIES		
Convertible Notes	60,000	120,000
EIDL	159,900	-
PPP Loan	130,092	-
Short Term Loans	(48,126)	48,126
Related Party Advances	107,851	(9,558)
Additional Paid in Capital	-	280,127
Net Cash provided by (used in) Financing Activities	409,717	438,696
Cash at the beginning of period	22,814	67,216
Net Cash increase (decrease) for period	8,405	(44,402)
Cash at end of period	31,219	22,814

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/19	7,968,335	73	733,146	(938,215)	(204,996)
Issuance of Common Stock	227,018	28	280,099	-	280,127
Net Income (Loss)	-	-	-	(663,335)	(663,335)
Ending Balance 12/31/2019	8,195,353	101	1,013,245	(1,601,550)	(588,204)
Issuance of Common Stock	817,830	-	-	-	-
Net Income (Loss)	-	-	-	(420,937)	(420,937)
Ending Balance 12/31/2020	9,013,183	101	1,013,245	(2,022,487)	(1,009,141)

Edyza, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Edyza, Inc. ("the Company") was originally formed in Delaware on October 8th, 2015 as Edyza Sensors, Inc. before amending its name on April 26th, 2017. The Company generates revenue by selling hardware and software services to create proprietary wireless networks that use low power, low throughput, and low bandwidth.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "Fair Value Measurements and Disclosures" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company generates revenue through multiple segments by selling Hardware as a Service, Hardware Products, and Software Development Services.

For Hardware as a Service, the Company generates revenue by selling a hardware and software subscription service to businesses that utilize its sensor networks, such as greenhouses. The Company's payments are generally collected when the system is activated by the customer after the shipment is delivered, which is considered the initiation of the service. The Company's primary performance obligation is to maintain an acceptable level of software uptime and acceptable level of functioning hardware of its sensors and gateways for users over the subscription period which can be one to six months. Revenue is recognized over the life of the subscription as performance obligations are satisfied.

For Hardware Products, the Company generates revenue by selling hardware that is not associated with its hardware-as-a-service (HaaS) model. The revenue is recognized upon shipment of the product. The Company's payments are generally collected when the hardware is shipped. The Company's primary performance obligation is to ensure that the hardware is fully functioning for a period of time ranging from 3 months to 12 months; the Company is obligated to replace defective products and allow returns within a limited timeframe ranging from 1 to 6 months.

For Software Development Services, the Company also generates software development revenue in the form of statements of work. This revenue is collected on a monthly basis and is recognized based on the work hours performed by in-house software developers. These contracts are periodic (e.g., biweekly, monthly). The obligations include the delivery of functional software/application code and based on contractual terms, may include ongoing maintenance and corrections of defects.

A summary of the Company's revenue is below.

Revenue	2020	2019
Hardware as a Service	-	251,611
Hardware Product Sales	332,870	112,616
Software Development Services	-	14,805
Grand Total	332,870	379,032

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In 2019 and 2020, the CEO and Co-Founder has loaned the Company a total of $160k for the purposes of funding operations. This loan bears an interest rate of 5%, is due on demand, and carries no security interest.

In 2019 and 2020, the CEO's father has loaned the Company a total of $180k in the form of convertible notes with interest rates of 10%. The amounts are to be repaid at the demand of the holder given that some maturities are in the past but can be converted into Series AA Preferred Shares on the request of the holder. Two of the notes have maturity dates in 2021. The notes are convertible into shares of the Company's Common Stock at a 15% discount rate during a change of control or qualified financing event.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Convertible Notes - The Company has entered into several convertible note agreements for the purposes of funding operations. The interest is 4% on 3 notes totaling $210K, and 10% on 4 notes totaling $210K. The amounts are to be repaid at the demand of the holder given that the maturities are in the past but can be converted into Series AA Preferred Shares on the request of the holder. The notes are convertible into shares of the Company's Common Stock at a 15% discount rate during a change of control or qualified financing event. The Company accrued interest of $33,884 and $62,764 as of 2019 and 2020, respectively.

Loans

In May 2020, the Company entered into an Economic Injury and Disaster Loan (EIDL) for $159,900 with an interest rate of 3.75% and maturity date of May 2050. This loan is secured by all tangible and intangible personal property. The balance of this loan was $159,900 as of December 31, 2020.

In 2020, the Company entered into a Paycheck Protection Program (PPP) loan for $130,000 with an interest rate of 1% and maturity date of 2022. This loan is not secured. The balance of this loan was $130,092 as of December 31, 2020.

Please see "Note 3 – Related Party Transactions" for additional debt disclosures.

Debt Principal Maturities 5 Years Subsequent to 2020

Year	Amount
2021	592,957
2022	4,386
2023	8,772
2024	8,772
2025 & Beyond	128,070

NOTE 6 – EQUITY

The Company has authorized 15,000,000 shares of Common Stock with a par value of $0.001 per share. 8,195,353 and 9,013,183 shares were issued and outstanding as of 2019 and 2020, respectively.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 21, 2021, the date these financial statements were available to be issued.

In June 2021, the Company's original EIDL for $150,000 has been increased to $200,000 with all other terms remaining the same.

In 2021, the PPP loan of $130,000 has been forgiven.

In 2021, the CEO and Co-founder has loaned the Company $65,000 for purposes of funding operations.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Edyza

A high density wireless sensor platform


edyza
Powering nervous systems for the physical world

Website | Irvine, CA | TECHNOLOGY

$0.00 raised

0 Investors	**$14M** Valuation
$1.41 Price per Share	**$249.57** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Edyza is a technology company that is making large strides in the area of high-density wireless sensor networks. Their technology empowers different industries such as indoor farming, factories, and rail yards to operate at the highest efficiency with IoT-HD. With Edyza, companies can create a vast, wireless network that connects to everything in their environment, providing them an unprecedented amount of metrics. Edyza's products are in the prototype phase and are not currently available on the general market. The CEO splits time between his role at Edyza and another company and does not currently receive a salary. See the Company Overview section of the Form C for more information.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- The Indoor farming market was valued at $121.32 billion in 2021 and is expected to reach $167.78 billion by 2026, growing at a compound annual growth rate of 5.4% over the forecast period*
- The global IoT market is expected to reach a value of $1.3 trillion by 2026 from $ 761.4 billion in 2020 at a CAGR of 10.53% during the forecast period (2021-2026)**
- Edyza has a proven team of tech innovators and a revolutionary network of sensors that was one of the favorite startups of the Alchemist Accelerator Batch 15

(*Source, **Source)

OVERVIEW

The next generation of sensors


Low-cost, high-density internet of things (HD-IoT) hardware and software for the physical world

We created a new way to analyze our physical world by enabling real-time digital representations of any environment or structure using our new wireless technology. Where most sensors on the markets can't be deployed in high numbers, our low-cost, sensors are designed to be deployed on a huge scale, hence the term high-density. Our high-density internet of things (HD-IoT) hardware and software make it easy to deploy thousands of wireless sensors that connect with each other through our proprietary wireless channel method. The nodes form a massive wireless network that adapts automatically to interference, signal strength, and power consumption.

THE PROBLEM

Current sensors aren't made to scale up


Existing sensors
are still tethered to a power cable, limiting where these sensors can be deployed

Everything, from what you eat, to your security, to your health are all tracked by sensors. However, these sensors are still reliant on communication technology that was designed to interconnect a few wireless devices. Additionally, the data they collect are not properly time or position tagged, so they lose the ability to perform spatio-temporal analysis, thus losing rich information about the tracked data. Energy management is also a major limitation as many sensing applications are still tethered to a power cable, which limits where these sensors can be deployed.

Another hindrance that plagues current sensors is their archaic wireless protocol. The wireless technologies such as Bluetooth, Zigbee, and WiFi are not designed to be deployed in the hundreds or thousands, giving companies a difficult challenge when trying to scale their businesses. This design flaw in many sensors limits companies' ability to incorporate them into their operating platforms since most sensors are designed to be deployed in small numbers. Even worse, most sensor systems use flat or 2D reporting tools despite tracking the metrics of a 3D world.

THE SOLUTION

A low-cost, high density network of sensors


The nervous system for the physical world
edyza

*Images are computer generated demo versions. Product is still currently under development

Edyza solves these problems with an affordable, low power wireless networking solution. Our high-density wireless platform can interconnect hundreds of battery-operated devices and also collect precise time and position tagged data. We also offer a sensor management service that monitors the performance, operation, and health of our sensors to help our customers avoid the painful and costlier parts of sensor upkeep.


Our high-density wireless platform interconnects hundreds of battery-operated devices
2,000
Devices tested in 400 square feet
2000x
More efficient than Bluetooth

Edyza's HD-IoT wireless technology has been tested for as many as 2,000 devices in 400 square feet. We make it easy to deploy our sensors by developing our own software in the chips, edge computing gateway, and cloud. Even better, because our data is highly time synchronized and spatially and structurally aware, we can provide 3D visualizations making analyzing and acting on the data much easier.

Our Business Model

Sensors

$14/mo

Subscription

Other Software Features

$199-$399

Monthly fees

To generate profit, we provide a monthly subscription that includes our hardware and software. This monthly subscription provides the sensor and gateway hardware as well as a license to our edge and cloud platform. Our sensors are priced at $14 per month and can provide humidity, temperature, pressure, and accelerometer sensing. We also charge a monthly fee of $199-$399 based on the software features required.

OUR TRACTION

Off to a stellar start

Edyza has been turning heads from its inception, becoming one of the favorite startups of the Alchemist Accelerator Batch 15. We have even been highlighted by TechCrunch! After a successful unpaid pilot for 6 months, we have finally gone back to market with our initial subscription clients starting in August 2021. We have multiple assigned patents and several more in the pipeline.


Featured In
TechCrunch
ALCHEMIST ACCELERATOR
Batch 15 Member

From a technological standpoint, we have proven ourselves in large and small deployments with multistate indoor agriculture farms. We have a growing pipeline of agricultural companies, including large publicly traded medical cannabis cultivators which we hope will help us achieve a 40% MoM over the next 6 months.

THE MARKET

Our technology thrives when scaled on a massive level


Our high-density internet of things solution is composed of multiple components
Physical sensors
Wireless network
Edge computing
User dashboard
edyza

*Images are computer generated demo versions. Product is still currently under development

The Edyza market segment includes all the sensor providers in the industrial and commercial markets. There is no direct competitor that deploys sensors at the level of our deployment scale presently. This is where our innovative tech really stands out. Our technology is meant to be deployed on a large scale.

Edyza's high density internet of things is an alchemy of physical sensors, our high density wireless network, edge computing, and the dashboard that distills all this data for the users. Moreover, our network is self-organizing, meaning sensors communicate with their neighbors to optimize their locations within the network. This platform thrives in fast-moving arenas like indoor farms or factories, where there are many moving parts within a confined space.



Dashboard
Facility snapshot
Environmental mapping
3D heatmaps
Sensor tracking
Trend data graphs
Anomaly detection
Live notifications

*Images are computer generated demo versions. Product is still currently under development

The dashboard provides a wide range of data from average readings to historical trend data graphs of every sensor in the network. The dashboard also notifies the users whenever one of our sensors captures anything abnormal in an environment and provides the tools to adapt a space's conditions.

Our crown jewel is our unique wireless protocol, which allows for us to have such a high density of sensors. We are able to accomplish this through transmit power throttling, and Time Division Multiple Access communication, which ensures that transmitters do not overlap each other. The lack of overlap allows for smoother communication of data between sensors as we scale the system, thus giving users a more comprehensive IoT to keep track of their work spaces.

WHY INVEST

The sensor of tomorrow



Invest in the next age of ambient computing
We're going to power a world through
Enterprise management systems
Business analysis engines
VR glasses

Edyza's low-cost, high-density sensors have already proven to be incredibly efficient in the farming space, but our ambitions transcend agriculture. Our vision is to enable an age of ambient computing with our low power, high density wireless sensors. We want to power a world through your AR glasses, business analysis engines, and enterprise management systems. Help usher in the sensor revolution and become a shareholder of Edyza.

In the Press

SHOW MORE

Meet Our Team





Atul Patel

CEO & Co-Founder

Atul Patel has over 16 years of experience through 4 successful startups in SaaS and data-centric sales and advertising automation. He was the founder and CEO of OneScreen (acquired), a digital video syndication platform that utilized its media graph to match advertisers, content owners and publishers. He was also the Co-Founder of OptimalSocial (acquired) which utilizes Facebook's open graph to optimize social advertising. Atul was a Co-Founder and Co-Inventor of Jornaya (fka LeadiD) which employed a blockchain-like audit trail to leads and is used by most major lead buyers. He advises and serves on the board of several companies. Atul enjoys spending time with his three kids and wife. Atul currently splits his time between working at Edyza and another company. Atul does not currently receive a salary for his work at Edyza. Please see the Company Overview Section of the Form C for additional detail.

Mohammed Rana Basheer

CTO & Co-Founder

Rana Basheer has over 18 years of commercial and academic experience in wireless, radar, and positioning. Most recently, Rana was a Principal Scientist at Broadcom in their mobile wireless group focused on reducing the power consumption of GPS chipsets. He joined Broadcom after achieving his Ph.D. in Computer Engineering at the University of Missouri-Rolla publishing much of his work around real-time localization using radio signals. Prior to that, he was an Embedded System Manager at Garmin where he focused on industrial use cases for low power wireless in Garmin's marine chart plotters. Rana enjoys running on the outskirts of the city where there is no connectivity whatsoever.

Offering Summary

Company :	Edyza, Inc.
Corporate Address :	5251 California Ave Ste 210, Irvine, CA 92620
Offering Minimum :	$9,999.72
Offering Maximum :	$1,069,999.65
Minimum Investment Amount (per investor) :	$249.57

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	7,092
Maximum Number of Shares Offered	758,865
Price per Share	$1.41
Pre-Money Valuation	$13,956,961.14

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Bird Bonus

Invest within the first 14 days and receive an additional 15% bonus shares.

Super Early Bird Bonus

Invest within the next 7 days and receive an additional 10% bonus shares.

Early Bird Bonus

Invest within the next 3 days and receive an additional 5% bonus shares.

Amount-Based:

$5,000+

5% Bonus Shares

$10,000+

10% Bonus Shares

$20,000+

Receive 20% bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Edyza will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.41 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $141. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Inter company debt or back payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.